Exhibit 99.2

PROXY FOR 2018 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

GAZIT-GLOBE LTD.

10 Nissim Aloni St.

Tel Aviv 6291924, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ms. Ilana Meril and Mr. Jonathan M. Nathan, or either of them, as proxy, with the power to appoint her or his substitute, and hereby authorizes her or him to represent to vote as designated on the reverse side of this card, all of the Common Shares of Gazit-Globe Ltd. (the “Company”), held of record by the undersigned on November 27, 2018, at the 2018 Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, December 27, 2018 at 3:00 p.m. (Israel time), at the offices of the Company, 10 Nissim Aloni Street, Tel Aviv 6291924, Israel, or any adjournment or postponement thereof, on the matters listed on the reverse side, which are more fully described in the Notice of 2018 Annual and Special General Meeting of Shareholders of the Company (the “Notice”) and in the Proxy Statement, dated November 29, 2018 (the “Proxy Statement”), relating to the Meeting.

The undersigned acknowledges that the Notice has been published by the Company (in Hebrew), as required under the Company’s Articles of Association, and has also been furnished (in English) to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K on November 23, 2018.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of Proposals 2, 3 or 7 for the Meeting, this proxy will be voted FOR the relevant proposal(s). If no direction is given with respect to Proposals 4, 5, 6 or 8, this proxy will not be voted on the relevant proposal(s). There will be no vote conducted at the Meeting with respect to Proposal 1. This proxy, when properly executed, will be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposals 4, 5, 6 or 8 unless the undersigned confirms that (i) he, she or it is NOT a controlling shareholder (in the case of Proposals 4, 5 and 6) and DOES NOT have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) in the approval of Proposals 4, 5, 6 and/or 8 (as applicable) by checking the box “FOR” Items 4A, 5A, 6A and/or 8A (respectively) on the reverse side, or (ii) he, she or it is a controlling shareholder (in the case of Proposals 4, 5 and 6) or has a conflict of interest in the approval of Proposals 4, 5, 6 or 8, as applicable, by checking the box “AGAINST” Items 4A, 5A, 6A or 8A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2018 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GAZIT-GLOBE LTD.

December 27, 2018

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 4A, 5A, 6A AND 8A RELATING TO PROPOSALS 4, 5, 6 AND 8, RESPECTIVELY.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

Important Instructions for Items 4A, 5A, 6A and 8A relating to Proposals 4, 5, 6 and 8, respectively:		FOR	AGAINST	ABSTAIN

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposals 4, 5, 6 or 8 unless you complete Items 4A, 5A, 6A or 8A, respectively.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOXES MARKED “FOR” WITH RESPECT TO ITEMS 4A, 5A, 6A AND 8A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER (IN THE CASE OF ITEMS 4A, 5A AND 6A) AND DO NOT HAVE A CONFLICT OF INTEREST (referred to as a “personal interest” under the Companies Law) IN THE APPROVAL OF PROPOSALS 4, 5, 6 OR 8, RESPECTIVELY. If you believe that you, or a related party of yours, is a controlling shareholder (in the case of Proposals 4, 5 and 6) or has such a conflict of interest and you wish to participate in the vote on Proposal 4, 5, 6 or 8 (as applicable), you should check the box “AGAINST” on Items 4A, 5A, 6A or 8A (as applicable).

To change the address on your account, please check the box at the below right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

1. Discussion of the Company’s 2017 annual report
[NO VOTE WILL BE HELD ON THIS PROPOSAL]
	2. Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company and authorization of the Board to set their fees	☐	☐	☐
3. Re-election of each of the following existing directors of the Company until the 2019 annual meeting of shareholders:
	(a) Mr. Ehud Arnon (chairman of the Board)	☐	☐	☐
	(b) Mr. Chaim Katzman (Vice Chairman of the Board)	☐	☐	☐
	(c) Mr. Haim Ben-Dor	☐	☐	☐
	(d) Ms. Zehavit Cohen	☐	☐	☐
	(e) Mr. Dor J. Segal	☐	☐	☐
	(f) Mr. Douglas Sesler	☐	☐	☐
	4. Election of Mr. Ronnie Bar-On as an external director under the Israeli Companies Law 5759-1999 (the “Companies Law”), for a three-year term	☐	☐	☐
	4A. By checking the box “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law) (except for a conflict of interest not arising from a relationship with a controlling shareholder) in the approval of Proposal 4. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”	☐	☐
	5. Election of Ms. Limor Shofman Gutman as an external director under the Companies Law, for a three-year term	☐	☐	☐
	5A. By checking the box “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Companies Law) and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law) (except for a conflict of interest not arising from a relationship with a controlling shareholder) in the approval of Proposal 5. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”	☐	☐
	6. Election of Mr. Shmuel Hauser as an external director under the Companies Law, for a three-year term	☐	☐	☐
	6A. By checking the box “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Companies Law) and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law) (except for a conflict of interest not arising from a relationship with a controlling shareholder) in the approval of Proposal 6. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”	☐	☐
	7. Approval of payment of cash compensation to the Company’s directors (other than external directors, independent directors and directors affiliated with the controlling shareholder) for service as directors of the Company’s wholly-owned subsidiaries	☐	☐	☐
	8. Approval of exemption from liability for Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman	☐	☐	☐
8A. By checking the box “FOR”, the undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of Proposal 8. If the undersigned or a related party of the undersigned has such a conflict of interest, check the box “AGAINST”
		☐	☐

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.